FOR IMMEDIATE RELEASE	June 30, 2008

MICROMEM SHIPS FIRST PRODUCTION LEVEL HALL SENSORS FOR CLIENT TESTING

TORONTO, ONTARIO, June 30, 2008 – Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce the first production level shipments of its patented magnetic sensor which is based on the Hall Effect. The sensors have been produced in traditional package configuration and are being distributed to key clients for field evaluation. This is an integral component of the company’s MRAM product line.

Micromem recently completed a 4-way evaluation using competitive hall sensors. During this evaluation the company’s device produced superior results in the areas of sensitivity, lower power requirements and consistent and linear performance of Hall Voltage versus Magnetic flux density in the targeted temperature range.

Micromem is focused on the design of nanotechnology arrays of micron-sized magnetic sensors on a single chip that will be used to detect very small magnetic fields with very high spatial resolution.  The company’s patented sensor technology includes a memory component that allows for frequency tuned pattern recognition of very small magnetic fields. In addition it can detect changes in magnetic fields that are associated with magnetic biosensors, non-destructive test, inspection and evaluation and for other medical and homeland security applications.

For further information contact:  Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 79,661,879
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) and sensor technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein.  These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.